Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2014, 2013 and 2012, and for the nine months ended September 30, 2015. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of (i) interest expense and (ii) our estimate of interest within rental expense.

	Year Ended December 31,
	2012	2013	2014	Nine months ended September 30, 2015
Loss from continuing operations before income taxes	$(2,573)	$(6,366)	$(42,569)	$(63,913)
Plus: Fixed charges	12	293	6,552	1,452

Earnings, as adjusted	$(2,561)	$(6,073)	$(36,017)	$(62,461)

Interest expense	$1	$4	$6,269	$456
Estimated interest component of rent	11	289	283	996

Total fixed charges	$12	$293	$6,552	$1,452

Preferred dividends	$—	$1,435	$1,089	$—

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charge	$(2,573)	$(6,366)	$(42,569)	$(63,913)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(2,573)	$(7,801)	$(43,658)	$(63,913)